SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934*

MBIA INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
 (Title of Class of Securities)

55262C100
(CUSIP Number)

SCOTT A. ARENARE, ESQ.

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

IGOR KIRMAN, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NY 10019

(212) 403-1000

December 10, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON PN

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON PN

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON OO

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON OO

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON PN

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON OO

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON IN

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,486,898†§
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,486,898†§
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,486,898†§
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.64%†§*
14	TYPE OF REPORTING PERSON IN

†  The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§  Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.

* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

                This Amendment No. 4 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 8, 2008 and as amended by Amendment No. 1 on February 14, 2008, by Amendment No. 2 on March 9, 2009 and by Amendment No. 3 on March 13, 2009 (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”).  This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”).  Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

                (a)           WP X (i) is the beneficial owner of 46,159,252 shares of Common Stock (over which it exercises both voting and investment power) and (ii) is the beneficial owner of warrants exercisable for a total of 25,327,646 shares of Common Stock, collectively representing approximately 30.64% of the outstanding shares of Common Stock (percentages in this Item 5 are based on the 207,954,051 shares of MBIA Common Stock outstanding as of October 30, 2009, based on information included in MBIA’s Form 10-Q (for the period ended September 30, 2009), plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above).  On December 3, 2009, WP X received formal approval from the New York State Insurance Department which allows WP X to acquire voting rights with respect to the shares of MBIA Common Stock subject to the Voting Trust Agreement and the Voting Trust II Agreement.  Effective as of December 10, 2009, WP X terminated the Voting Trust Agreement and the Voting Trust II Agreement in light of receiving such approval, and as a result WP X obtained voting power and became the direct beneficial owner of the 30,667,683 shares of MBIA Common Stock that had been held in such trusts.

                The warrants that are exercisable for a total of 25,327,646 shares of Common Stock are composed of warrants, exercisable for a total of 11,502,704 shares of Common Stock, B-warrants exercisable for a total of 9,824,942 shares of Common Stock and B2-warrants exercisable for a total of 4,000,000 shares of Common Stock.

                Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 71,486,898 shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the warrants in which WP X has beneficial ownership.

                (b)           See Item 5(a) above.

Item 6.  Interest in Securities of the Issuer

                Item 6 is hereby amended by inserting the following at the end thereof:

                On December 3, 2009, WP X received formal approval from the New York State Insurance Department which allows WP X to acquire voting rights with respect to the shares of MBIA Common Stock subject to the Voting Trust Agreement and the Voting Trust II Agreement.  Effective as of December 10, 2009, WP X terminated the Voting Trust Agreement and the Voting Trust II Agreement in light of receiving such approval, and as a result WP X obtained voting power and became the direct beneficial owner of the 30,667,683 shares of MBIA Common Stock that had been held in such trusts.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2009

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:         Warburg Pincus X, L.P., its general partner

By:         Warburg Pincus X LLC, its general partner

By:         Warburg Pincus Partners, LLC, its sole member

By:         Warburg Pincus & Co., its managing member

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Partner

WARBURG PINCUS X PARTNERS, L.P.

By:         Warburg Pincus X, L.P., its general partner

By:         Warburg Pincus X LLC, its general partner

By:         Warburg Pincus Partners, LLC, its sole member

By:         Warburg Pincus & Co., its managing member

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Partner

WARBURG PINCUS X, L.P.

By:         Warburg Pincus X LLC, its general partner

By:         Warburg Pincus Partners, LLC, its sole member

By:         Warburg Pincus & Co., its managing member

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Partner

WARBURG PINCUS X LLC

By:         Warburg Pincus Partners, LLC, its sole member

By:         Warburg Pincus & Co., its managing member

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Partner

WARBURG PINCUS PARTNERS, LLC

By:         Warburg Pincus & Co., its managing member

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Partner

WARBURG PINCUS & CO.

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Partner

WARBURG PINCUS LLC

By:         /s/ Scott A. Arenare

                Name:    Scott A. Arenare

                Title:       Managing Director

CHARLES R. KAYE

By:         /s/ Scott A. Arenare

                Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:         /s/ Scott A. Arenare

                Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1

Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy*

Exhibit 2

Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 3	Warrant, dated as of January 30, 2008, to purchase 8,698,920 Shares of Common Stock of MBIA Inc.*
Exhibit 4	B-Warrant, dated as of January 30, 2008, to purchase 7,430,112 Shares of Common Stock of MBIA Inc.*
Exhibit 5

B2-Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 6

B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 7	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)
Exhibit 8	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P.*
*Previously filed.